Santiago, January 8, 2026
Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, January 8, 2026, and with a settlement date of January 15, 2026, a bond was issued in the amount of USD 500,000,000, maturing on November 20, 2030, with a coupon rate of 4.55% and an issue rate of 4.558%, representing an 82 basis point margin over the 5-year United States Treasury bond.

The aforementioned bond was placed in accordance with Rule 144A and Regulation S of the United States Securities Exchange Act.

            Sincerely,
Patricia Pérez Pallacán
CFO

C.c:
- Stock Exchange
- Chilean Electronic Exchange